Filed by Koninklijke Ahold N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Delhaize Group

Commission File No.: 333-13302

Date: August 20, 2015

August 20, 2015

Interim Report

Second quarter and Half year 2015

Zaandam, the Netherlands – Ahold today published its summary report for the second quarter and first half of 2015. Highlights of the second quarter are:

•	Sales of €8.7 billion, up 17.1% (up 3.1% at constant exchange rates)

•	Sales excluding gas up 4.8% at constant exchange rates

•	Underlying operating margin of 3.8%, down 0.1 percentage points

•	Strong free cash flow of €367 million, up €297 million

•	Sales in the Netherlands up 6.8%, due to a strong performance by Albert Heijn and the impact of growth initiatives, resulting in increased transactions and higher volumes

•	Sales in the United States excluding gas up 2.1%, reflecting an improved customer proposition

•	Consumer online sales up 22.8% (at constant exchange rates), driven by ongoing investments

•	Ahold and Delhaize announced their intention to merge on June 24, 2015, combining two highly complementary businesses

CEO Dick Boer said: “We had a strong quarter and are pleased with the financial performance across our business. We grew sales, operating income and net income and delivered strong free cash flow.

“In the Netherlands, Albert Heijn continued its strong sales momentum with more transactions and higher volumes, increasing its market share this quarter versus one year ago. Our market-leading Dutch online businesses Albert Heijn Online and bol.com achieved combined consumer sales growth of more than 30% and we continue to invest in future growth. In the United States, we continue to focus on improving our customer proposition and remain on track with the implementation of our program to provide better quality and value to our customers. For the fourth consecutive quarter, we grew volume market share in the United States and our margins were resilient, as a result of ongoing cost control. In the Czech Republic, we saw improved sales, primarily driven by our Albert supermarkets, with profitability temporarily affected by the SPAR acquisition, as per our previous guidance.

“Looking ahead, we remain confident in our outlook for the business and are on track to deliver a full-year performance in line with expectations. We are excited about the agreement with Delhaize, which brings together two highly complementary businesses to create a stronger, international food retailer for the benefit of our customers, associates and shareholders.”

Group performance

€ million, except per share data	Q2 2015	Q2 2014	% change	% change constant rates	HY 2015	HY 2014	% change	% change constant rates

Net sales	8,688	7,420	17.1%	3.1%	19,977	17,241	15.9%	2.1%

Underlying operating income	331	288	14.9%	1.9%	721	680	6.0%	(6.1)%

Underlying operating margin	3.8%	3.9%			3.6%	3.9%

Operating income	301	260	15.8%	1.6%	647	640	1.1%	(10.8)%

Income from continuing operations	195	158	23.4%	9.6%	406	393	3.3%	(7.8)%

Net income[1]	195	147	32.7%	19.0%	408	197	107.1%	112.8%

Basic earnings per share from continuing operations	0.24	0.18	33.3%	20.0%	0.49	0.43	14.0%	2.1%

1	The increase in net income for HY 2015 was partly due to a charge of €192 million recorded in discontinued operations for HY 2014 representing the net of tax settlement amount and associated legal fees for the Waterbury litigation.

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Interim report, Second quarter and Half year 2015

Management report

Performance by segment

Ahold USA

€ million	Q2 2015	Q2 2014	% change	% change constant rates	HY 2015	HY 2014	% change	% change constant rates

Net sales	5,398	4,408	22.5%	(0.3)%	12,424	10,267	21.0%	(1.3)%

Underlying operating income	212	162	30.9%	6.8%	469	389	20.6%	(1.7)%

Underlying operating margin	3.9%	3.7%			3.8%	3.8%

Identical sales growth	(0.6)%	(1.3)%			(1.6)%	(0.7)%

Identical sales growth excluding gasoline	1.8%	(1.8)%			0.8%	(0.7)%

Comparable sales growth excluding gasoline	1.9%	(1.7)%			0.9%	(0.6)%

Total second quarter net sales of €5,398 million were up 22.5%, but 0.3% lower than last year at constant exchange rates, affected by lower gas sales. Excluding gas, net sales at constant exchange rates were 2.1% higher than last year, while identical sales growth was 1.8%. This included the positive impact of the post-Easter week falling into our first quarter this year.

This quarter, the roll-out of the first wave of our program to improve our customer proposition was completed. We continued to see positive performance in stores where the program has been rolled out for more than a year. As part of the program, we are rolling out a new produce department format and during the quarter it was rolled out to another 92 stores, bringing the total to 167 stores.

Ahold USA grew market share in volume for the fourth consecutive quarter and improved in dollars compared to last year. In the Giant Carlisle and New York Metro market areas our market share grew compared to last year. In the New England market area our market share improved from the previous quarter.

Ahold USA’s underlying operating margin stood at 3.9%, up 0.2 percentage points from the same quarter last year. The improvement was driven by strong cost control and ongoing Simplicity cost savings. Lower gas sales due to falling gas prices had a slightly positive impact on the operating margin but were more than offset by lower reimbursements on pharmacy products.

During the quarter, Ahold announced an early retirement incentive program for store associates in the Giant Landover division, which will be completed by early autumn 2015. A restructuring charge of €18 million was booked in the quarter.

On July 20, 2015, Ahold USA announced that Stop & Shop New York Metro has entered into a conditional agreement to acquire 25 stores from A&P in the Greater New York region.

The Netherlands

€ million	Q2 2015	Q2 2014	% change	HY 2015	HY 2014	% change

Net sales	2,890	2,706	6.8%	6,638	6,253	6.2%

Underlying operating income	130	134	(3.0)%	296	312	(5.1)%

Underlying operating margin	4.5%	5.0%		4.5%	5.0%

Identical sales growth	3.4%	(1.7)%		2.9%	(1.5)%

Comparable sales growth	4.0%	(1.5)%		3.4%	(1.4)%

Second quarter net sales of €2,890 million increased by 6.8% compared to last year, while identical sales grew by 3.4%. Albert Heijn had a strong performance with strong commercial programs and improvements to its assortment that were well received by our customers. We saw higher volumes as a result of an increased number of transactions, which resulted in a higher market share than last year.

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Management report

In addition to the growth from identical sales, net sales growth benefited from the conversion of 21 former C1000 stores in the Netherlands and the opening of eight new Albert Heijn stores in Belgium versus last year. In Belgium, where we opened our 31st store, we continued to see strong sales growth.

The underlying operating margin of the Netherlands excluding bol.com was 5.0%. Excluding the effect of higher pension costs, as a result of lower interest rates, margin excluding bol.com was flat compared to last year. The strong sales performance contributed to an improvement of the margin at Albert Heijn supermarkets. The dilutive effect of our online business on the margin in the Netherlands reflects our increased investment in this high growth area.

Our online operations, bol.com and Albert Heijn Online, had a particularly good sales quarter, achieving a net consumer sales growth of over 30%. At bol.com we saw significant growth in traffic, number of orders and average order value.

As part of our omni-channel strategy, we continue to invest in our online businesses. The additional investments have reduced our half-year margin by almost 25 basis points in the Netherlands versus last year. This is in line with our full-year expectations.

Czech Republic

€ million	Q2 2015	Q2 2014	% change	% change constant rates	HY 2015	HY 2014	% change	% change constant rates

Net sales	400	306	30.7%	30.2%	915	721	26.9%	27.1%

Underlying operating income	4	6	(33.3)%	(31.9)%	6	15	(60.0)%	(57.0)%

Underlying operating margin	1.0%	2.0%			0.7%	2.1%

Identical sales growth	2.0%	(3.9)%			(0.5)%	(1.4)%

Identical sales growth excluding gasoline	2.1%	(2.9)%			(0.3)%	(1.0)%

Comparable sales growth excluding gasoline	2.1%	(2.8)%			(0.3)%	(0.8)%

Excluding gas, net sales at constant exchange rates were 31.8% higher than last year. Total second quarter net sales of €400 million were 30.2% higher than last year at constant exchange rates, driven by strong sales campaigns and the inclusion of 49 acquired SPAR stores as of August 1, 2014.

Identical sales excluding gas were up 2.1%. This included the positive impact of the timing of Easter. In Q2, the Czech Republic posted its highest quarterly identical sales growth since 2012. Supermarkets that have been converted to the latest store concept continue to generate higher identical sales growth. The roll-out of this concept has been accelerated and will be implemented in all supermarkets before the end of Q3.

The underlying operating margin of 1.0% for the quarter included €2 million of non-recurring costs related to the SPAR integration. Restructuring charges of €3 million related to this acquisition were recorded in the quarter.

Corporate Center

Underlying Corporate Center costs were €15 million, an increase of €1 million over last year. The increased charge is after a benefit of €4 million related to our insurance activities (primarily reflecting a non-cash result from higher discount rates).

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Management report

Outlook

Our business performance remains on track to deliver in line with full year expectations. We expect free cash flow to be broadly in line with last year, based on current exchange rates.

As previously communicated, higher pension costs and increased investments in our Dutch online businesses will affect margins in the Netherlands compared to last year. In the Czech Republic, the SPAR acquisition will remain slightly margin-dilutive in 2015, with additional one-off costs of €40 million, of which €6 million has been recognized in underlying operating income and €14 million in restructuring and related charges. Identical sales growth will be affected by the inclusion of the SPAR stores from the third quarter 2015 onwards.

Financial review

Second quarter 2015 (compared to second quarter 2014)

Underlying operating income was €331 million; €43 million higher than last year. Underlying operating margin was 3.8%, which was down from 3.9% last year. Contributing to the decline were increased investments in our online businesses and the integration of SPAR in the Czech Republic, partially offset by higher margin in the U.S. due to ongoing cost savings and strong cost control.

Operating income increased by €41 million to €301 million. This included, when compared to Q2 2014, increased restructuring and related charges of €5 million, higher gains on the sale of assets of €1 million and lower impairments of €2 million. Restructuring charges in Q2 2015 included €18 million for an early retirement incentive for store associates in the Giant Landover division; €4 million of charges in the Czech Republic, mainly related to additional integration costs for SPAR; €1 million of restructuring-related charges at Albert Heijn; and €11 million of costs incurred in connection with the planned merger with Delhaize. Restructuring charges in Q2 2014 included €29 million related to the reorganization of the support roles at Albert Heijn and the Corporate Center.

Income from continuing operations was €195 million; €37 million higher than last year. This reflects the increase in operating income of €41 million adjusted for higher financial expenses of €8 million and lower income taxes of €3 million.

Net income was €195 million, up €48 million compared with last year. Included in last year’s results was a charge of €12 million recorded in discontinued operations, representing additional fees for the Waterbury litigation.

Free cash flow of €367 million increased by €297 million compared to Q2 2014. This increase was mainly driven by higher cash generated from continuing operations of €327 million offset by higher purchases of non-current assets of €9 million and lower proceeds from the divestments of assets of €16 million. The increase in cash generated from continuing operations was predominantly due to favorable year-over-year changes in working capital of €201 million, partly as a result of the timing of Easter, and €60 million less income taxes paid.

Net debt increased in Q2 2015 by €109 million to €1,463 million. Free cash flow of €367 million was more than offset by dividends paid of €396 million and the share buyback of €121 million.

Half year 2015 (compared to half year 2014)

Underlying operating income was €721 million, up €41 million from €680 million in 2014. Underlying operating margin was 3.6%, compared to 3.9% last year, mainly as a result of increased investments in our online businesses and the integration of SPAR in the Czech Republic.

Operating income increased by €7 million to €647 million. This included, when compared to half year 2014, increased restructuring and related charges of €28 million and higher impairments of €8 million, offset by €2 million more of gains on the sale of assets. The increase in restructuring and related charges is due to the difference between the cost of the 2015 Ahold USA support office restructuring as well as the early retirement incentive offered to Giant Landover store associates and the 2014 reorganization of the support roles at Albert Heijn and the Corporate Center. Half year 2015 includes

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Management report

additional costs for the acquisition and integration of the SPAR business in the Czech Republic of €14 million.

Income from continuing operations was €406 million; €13 million higher than last year. This reflects the increase in operating income adjusted for higher financial expenses of €17 million and lower income taxes of €23 million. The higher financial expenses are mainly related to higher interest expense in 2015 of €14 million.

Net income was €408 million, up €211 million. The change is primarily due to a 2014 charge of €192 million to settle the Waterbury litigation, associated tax impact and legal fees.

Free cash flow was €553 million; €181 million higher than last year. The increase was due to higher operating cash flows from continuing operations of €236 million offset by higher capital expenditures of €26 million, lower proceeds from divestment of assets of €15 million and higher payments of interest of €13 million. The increase in cash generated from continuing operations was mainly a result of lower income taxes paid of €160 million.

Related party transactions

Ahold has entered into arrangements with a number of its subsidiaries and affiliated companies in the course of its business. These arrangements relate to service transactions and financing agreements. There have been no significant changes in the related party transactions from those described in our Annual Report 2014.

Risks and uncertainties

Ahold’s enterprise risk management program provides executive management with a periodic and holistic understanding of Ahold’s key business risks and the management practices in place to mitigate these risks. Ahold recognizes strategic, operational, financial and compliance / regulatory risk categories. Except as set forth under Legal notices in this release, the principal risks faced by the Company during the first half of the financial year were substantially the same as those identified at year end 2014. A description of Ahold’s risk management practices, principal risks and how they impact Ahold’s business is provided in our Annual Report 2014.

Independent Auditor’s involvement

The content of this interim report has not been audited or reviewed by an independent external auditor.

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Management report

Declarations

The members of Ahold’s Management Board hereby declare that, to the best of their knowledge, the half-year financial statements included in this interim report, which have been prepared in accordance with IAS 34 “Interim Financial Reporting,” give a true and fair view of Ahold’s assets, liabilities, financial position and profit or loss, and the undertakings included in the consolidation taken as a whole, and the half-year management report included in this interim report includes a fair review of the information required pursuant to section 5:25d, subsections 8 and 9 of the Dutch Financial Markets Supervision Act (“Wet op het financieel toezicht”).

Zaandam, the Netherlands

August 20, 2015

Management Board

Dick Boer (CEO)

Jeff Carr (CFO)

James McCann

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Summary financial statements

Consolidated income statement

€ million, except per share data	Note	Q2 2015	Q2 2014	HY 2015	HY 2014

Net sales	4	8,688	7,420	19,977	17,241

Cost of sales	5	(6,341)	(5,453)	(14,567)	(12,651)
Gross profit		2,347	1,967	5,410	4,590

Selling expenses		(1,749)	(1,448)	(4,056)	(3,366)

General and administrative expenses		(297)	(259)	(707)	(584)
Total operating expenses	5	(2,046)	(1,707)	(4,763)	(3,950)
Operating income	4	301	260	647	640

Interest income		2	2	3	4

Interest expense		(54)	(48)	(126)	(112)

Net interest expense on defined benefit pension plans		(4)	(3)	(8)	(8)

Other financial expenses		(5)	(4)	(9)	(7)
Net financial expenses		(61)	(53)	(140)	(123)
Income before income taxes		240	207	507	517

Income taxes	6	(49)	(52)	(107)	(130)

Share in income of joint ventures		4	3	6	6
Income from continuing operations		195	158	406	393

Income (loss) from discontinued operations	7	—	(11)	2	(196)
Net income attributable to common shareholders		195	147	408	197

Net income per share attributable to common shareholders

Basic		0.24	0.17	0.50	0.22

Diluted		0.23	0.17	0.49	0.21

Income from continuing operations per share attributable to common shareholders

Basic		0.24	0.18	0.49	0.43

Diluted		0.23	0.18	0.48	0.42
Average U.S. dollar exchange rate (euro per U.S. dollar)		0.8981	0.7309	0.8950	0.7297

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Summary financial statements

Consolidated statement of comprehensive income

€ million	Q2 2015	Q2 2014	HY 2015	HY 2014

Net income attributable to common shareholders	195	147	408	197

Remeasurements of defined benefit pension plans

Remeasurements before taxes - loss	(29)	(80)	(117)	(98)

Income taxes	(3)	21	22	28

Other comprehensive loss that will not be reclassified to profit or loss	(32)	(59)	(95)	(70)

Currency translation differences in foreign interests:

Currency translation differences before taxes from

Continuing operations	(115)	44	342	26

Income taxes	(1)	—	(1)	—

Cash flow hedges:

Fair value result in the year	46	(13)	40	(28)

Transfers to net income	16	(4)	(15)	(6)

Income taxes	(15)	4	(6)	8

Other comprehensive income (loss) reclassifiable to profit or loss	(69)	31	360	—

Total other comprehensive income (loss)	(101)	(28)	265	(70)

Comprehensive income attributable to common shareholders	94	119	673	127

Attributable to:

Continuing operations	94	130	671	323

Discontinued operations	—	(11)	2	(196)

Comprehensive income attributable to common shareholders	94	119	673	127

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Summary financial statements

Consolidated balance sheet

€ million	Note	July 12, 2015	December 28, 2014

Assets

Property, plant and equipment		6,396	6,150

Investment property		575	560

Intangible assets		1,810	1,763

Investments in joint ventures and associates		201	206

Other non-current financial assets		520	482

Deferred tax assets		551	494

Other non-current assets		40	35
Total non-current assets		10,093	9,690

Assets held for sale		2	7

Inventories		1,607	1,589

Receivables		709	728

Other current financial assets		496	323

Income taxes receivable		11	59

Other current assets		235	118

Cash and cash equivalents	9	1,467	1,624
Total current assets		4,527	4,448

Total assets		14,620	14,138

Equity and liabilities
Equity attributable to common shareholders	8	4,993	4,844

Loans		1,510	1,410

Other non-current financial liabilities		2,064	2,039

Pensions and other post-employment benefits		441	290

Deferred tax liabilities		100	150

Provisions		708	663

Other non-current liabilities		303	276
Total non-current liabilities		5,126	4,828

Accounts payable		2,501	2,655

Other current financial liabilities		287	280

Income taxes payable		64	22

Provisions		261	240

Other current liabilities		1,388	1,269
Total current liabilities		4,501	4,466

Total equity and liabilities		14,620	14,138

Quarter-end U.S. dollar exchange rate (euro per U.S. dollar)		0.8957	0.8213

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Summary financial statements

Consolidated statement of changes in equity

€ million	Note	Share capital	Additional paid-in capital	Currency translation reserve	Cash flow hedging reserve	Other reserves including accumulated deficit	Equity attributable to common shareholders
Balance as of December 29, 2013		318	8,713	(492)	(81)	(1,938)	6,520

Net income		—	—	—	—	197	197

Other comprehensive income (loss)		—	—	26	(26)	(70)	(70)
Total comprehensive income (loss)		—	—	26	(26)	127	127

Dividends		—	—	—	—	(414)	(414)

Capital repayment		(308)	(809)	—	—	109	(1,008)

Share buyback		—	—	—	—	(812)	(812)

Cancellation of treasury shares		(1)	(1,060)	—	—	1,061	—

Share-based payments		—	—	—	—	27	27
Balance as of July 13, 2014		9	6,844	(466)	(107)	(1,840)	4,440

Balance as of December 28, 2014		9	6,844	(103)	(132)	(1,774)	4,844

Net income		—	—	—	—	408	408

Other comprehensive income (loss)		—	—	341	19	(95)	265

Total comprehensive income		—	—	341	19	313	673

Dividends	8	—	—	—	—	(396)	(396)

Share buyback	8	—	—	—	—	(161)	(161)

Cancellation of treasury shares	8	(1)	(785)	—	—	786	—

Share-based payments		—	—	—	—	33	33
Balance as of July 12, 2015		8	6,059	238	(113)	(1,199)	4,993

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Summary financial statements

Consolidated statement of cash flows

€ million	Note	Q2 2015	Q2 2014	HY 2015	HY 2014

Operating income		301	260	647	640

Adjustments for:

Depreciation, amortization, write-downs and impairments	5	231	197	550	451

Gains on the sale of assets / disposal groups held for sale	5	(7)	(6)	(9)	(7)

Share-based compensation expenses		12	9	25	22
Operating cash flows before changes in operating assets and liabilities		537	460	1,213	1,106

Changes in working capital:

Changes in inventories		18	51	67	67

Changes in receivables and other current assets		(54)	38	(46)	6

Changes in payables and other current liabilities		95	(231)	(178)	(175)

Changes in other non-current assets, other non-current liabilities and provisions		(3)	8	(10)	(34)

Cash generated from operations		593	326	1,046	970

Income taxes paid - net		(33)	(93)	(56)	(216)

Operating cash flows from continuing operations		560	233	990	754

Operating cash flows from discontinued operations		(1)	(4)	(3)	(13)
Net cash from operating activities		559	229	987	741

Purchase of non-current assets		(140)	(131)	(345)	(319)

Divestments of assets / disposal groups held for sale		17	33	26	41

Acquisition of businesses, net of cash acquired	3	(5)	(1)	(13)	(13)

Divestment of businesses, net of cash divested	7	5	(4)	1	(48)

Changes in short-term deposits and similar instruments		44	223	(157)	1,014

Dividends received from joint ventures		13	13	15	14

Interest received		—	1	2	4

Other		—	(2)	—	(2)
Investing cash flows from continuing operations		(66)	132	(471)	691

Investing cash flows from discontinued operations		—	—	—	—
Net cash from investing activities		(66)	132	(471)	691

Interest paid		(83)	(79)	(135)	(122)

Repayments of loans		(5)	(4)	(20)	(15)

Repayments of finance lease liabilities		(21)	(16)	(55)	(38)

Dividends paid on common shares	8	(396)	(414)	(396)	(414)

Share buyback	8	(121)	(373)	(161)	(812)

Capital repayment		—	—	—	(1,008)

Other cash flows from derivatives		—	—	(11)	(10)

Other		1	2	5	(2)

Financing cash flows from continuing operations		(625)	(884)	(773)	(2,421)

Financing cash flows from discontinued operations		—	—	—	(2)
Net cash from financing activities		(625)	(884)	(773)	(2,423)
Net cash from operating, investing and financing activities	9	(132)	(523)	(257)	(991)

Average U.S. dollar exchange rate (euro per U.S. dollar)		0.8981	0.7309	0.8950	0.7297

For the reconciliation between net cash from operating, investing and financing activities and cash and cash equivalents as presented in the balance sheet, see Note 9.

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Summary financial statements

Notes to the consolidated summary financial statements

1. The Company and its operations

The principal activity of Koninklijke Ahold N.V. (“Ahold” or the “Company” or “Group” or “Ahold Group”), a public limited liability company with its registered seat and head office in Zaandam, the Netherlands, is the operation of retail food stores in the United States and Europe through subsidiaries and joint ventures.

The information in these condensed consolidated interim financial statements (“financial statements”) is unaudited.

2. Accounting policies

Basis of preparation

These financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting.” The accounting policies applied in these financial statements are consistent with those applied in Ahold’s 2014 consolidated financial statements.

Ahold’s reporting calendar in 2015 is based on 12 periods of four weeks and one period of five weeks, for a total of 53 weeks. The 2014 reporting calendar is based on 13 periods of four weeks, for a total of 52 weeks. In 2015 and 2014, the first quarter comprised 16 weeks and the second quarter comprised 12 weeks.

New and revised IFRSs effective in 2015

Contributions from employees to defined benefit plans - Amendments to IAS 19

The objective of the amendments was to simplify the accounting for contributions that are independent of the number of years of employee service, for example, employee contributions that are calculated according to a fixed percentage of salary. The simplification was to allow entities the option to recognize employee contributions as a reduction of service costs in the period in which the related service is rendered, instead of attributing the employee contributions to periods of service. The amendments have no impact on the Group, as Ahold has chosen not to avail itself of the practical expedient offered in the amendment and will continue to attribute employee contributions to periods of service.

IFRIC 21 Levies

IFRIC 21 addresses the issue of when to recognize a liability to pay a levy imposed by a government. The interpretation defines a levy and specifies that the obligating event that gives rise to the liability is the activity that triggers the payment of the levy, as identified by legislation. The adoption of IFRIC 21 does not have a significant financial effect on the consolidated financial statements of the Group.

Annual improvements to IFRSs 2010-2012 and to IFRSs 2011-2013

Annual improvements to IFRSs 2010-2012 Cycle and annual improvements to IFRSs 2011-2013 Cycle made a number of amendments to various IFRSs, which, based on Ahold’s current financial position, will not have a significant effect on the consolidated financial statements.

3. Business combinations

On August 14, 2012, Ahold announced that its Albert Heijn division had completed the acquisition of 78 C1000 and four Jumbo stores from Jumbo for €290 million in cash, with €273 million paid by July 12, 2015 (of which €7 million was paid in the first half year of 2015). Final settlements will occur as agreements are finalized. As of July 12, 2015, Ahold had reached agreements concerning 75 franchisees, of which 69 stores have been converted and opened under the Albert Heijn banner, four stores have been divested directly upon acquisition and two stores are yet to be converted and opened. For the remaining seven stores, Ahold did not reach agreements with the franchisees and these stores will be transferred back to Jumbo. During the first half of this year, Ahold recognized an €8.6 million impairment loss of prepaid consideration. Goodwill recognized in the amount of

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Summary financial statements

€235 million by July 12, 2015 (HY 2015: €61 million), which will not be deductible for tax purposes, represents expected synergies from the combination of operations, as well as the ability to expand Ahold’s geographic reach.

The 15 stores that were converted to the Albert Heijn banner in the first half of 2015 have contributed €34 million to HY 2015 net sales and an insignificant amount to net income in HY 2015.

Other acquisitions

Ahold completed several minor store acquisitions for a combined purchase consideration of €6 million.

The allocation of the fair value of the net assets acquired and the goodwill arising from the acquisitions during 2015 is as follows:

€ million	Jumbo	Other	Total

Goodwill	61	12	73

Reversal of other intangible assets	(54)	—	(54)

Other non-current assets	—	1	1

Current assets	—	(3)	(3)

Other non-current liabilities	—	(4)	(4)
Acquisition of business, net of cash acquired	7	6	13

A reconciliation of Ahold’s goodwill balance, which is presented within intangible assets, is as follows:

€ million	Goodwill

As of December 28, 2014

At cost	1,039

Accumulated impairment losses	(8)
Opening carrying amount	1,031

Acquisitions through business combinations	73

Divestments of businesses	(6)

Impairment losses	—

Exchange rate differences	30
Closing carrying amount	1,128

As of July 12, 2015

At cost	1,137

Accumulated impairment losses	(9)
Carrying amount	1,128

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4. Segment reporting

Ahold’s retail operations are presented in three reportable segments. In addition, Other retail, consisting of Ahold’s unconsolidated joint venture JMR, and Ahold’s Corporate Center are presented separately.

Reportable segment	Included in the Reportable segment

Ahold USA	Stop & Shop New England, Stop & Shop New York Metro, Giant Landover, Giant Carlisle and Peapod

The Netherlands	Albert Heijn, Albert Heijn Belgium, Albert Heijn Germany, Etos, Gall & Gall, bol.com and Albert Heijn Online

Czech Republic	Albert

Other	Included in Other

Other retail	Unconsolidated joint venture JMR (49%)
Corporate Center	Corporate Center staff (the Netherlands, Switzerland and the United States)

Net sales

Net sales per segment are as follows:

	Q2 2015	Q2 2014	HY 2015	HY 2014
$ million

Ahold USA	6,010	6,029	13,884	14,069

Average U.S. dollar exchange rate
(euro per U.S. dollar)	0.8981	0.7309	0.8950	0.7297

CZK million

Czech Republic	10,932	8,395	25,140	19,781

Average Czech Crown exchange rate
(euro per Czech Crown)	0.0366	0.0364	0.0364	0.0364

€ million

Ahold USA	5,398	4,408	12,424	10,267

The Netherlands	2,890	2,706	6,638	6,253

Czech Republic	400	306	915	721
Ahold Group	8,688	7,420	19,977	17,241
Operating income Operating income (loss) per segment is as follows:
	Q2 2015	Q2 2014	HY 2015	HY 2014
$ million

Ahold USA	217	218	484	525

CZK million

Czech Republic	18	170	(264)	408

€ million

Ahold USA	195	160	433	384

The Netherlands	132	119	291	294

Czech Republic	—	6	(10)	15

Corporate Center	(26)	(25)	(67)	(53)
Ahold Group	301	260	647	640

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Summary financial statements

5. Expenses by nature

The aggregate of cost of sales and operating expenses is specified by nature as follows:

€ million	Q2 2015	Q2 2014	HY 2015	HY 2014

Cost of product	6,062	5,206	13,921	12,083

Labor costs	1,313	1,092	3,006	2,505

Other operational expenses	645	562	1,528	1,305

Depreciation and amortization	228	192	533	442

Rent expenses and income - net	143	109	334	264

Impairment losses and reversals - net	3	5	17	9

Gains on the sale of assets - net	(7)	(6)	(9)	(7)
Total	8,387	7,160	19,330	16,601

6. Income taxes

The decrease in income tax is mainly the result of one-time items.

7. Assets and liabilities held for sale and discontinued operations

Income from discontinued operations is specified as follows:

€ million	Q2 2015	Q2 2014	HY 2015	HY 2014

Slovakia	—	—	—	(2)

Other[1]	—	1	—	(1)
Operating results from discontinued operations[2]	—	1	—	(3)

U.S. Foodservice[4]	—	(12)	—	(192)

Slovakia	—	—	—	(1)

Other[1]	—	—	2	—
Results on divestments of discontinued operations[3]	—	(12)	2	(193)
Income (loss) from discontinued operations, net of income taxes	—	(11)	2	(196)

1    Includes adjustments to the result on various discontinued operations and past divestments.

2    Operating results from discontinued operations are after net income tax benefits of nil for the second quarter of 2015 and 2014 (YTD 2015: nil, YTD 2014: €2 million).

3    Results on divestments are after net income tax expense of nil and €8 million for the second quarter of 2015 and 2014, respectively (YTD 2015: €1 million, YTD 2014: €31 million benefit).

4    Q2 2014 comprises legal costs of €4 million (YTD 2014: €7 million) and an income tax adjustment on the net settlement provision of €8 million (YTD 2014: 185 million) related to the Waterbury litigation.

The cash flows from the divestment of businesses as presented in the cash flow statement are as follows:

€ million	Q2 2015	Q2 2014	HY 2015	HY 2014
Proceeds from divestment of stores in the Netherlands	6	—	6	—

Proceeds from divestment of Slovakia	—	—	—	(34)

Net cash flows related to other past divestments	(1)	(4)	(5)	(9)

Divestment of businesses	5	(4)	1	(43)

Cash divested	—	—	—	(5)
Divestment of businesses, net of cash divested	5	(4)	1	(48)

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Summary financial statements

8. Equity attributable to common shareholders

Dividend on common shares

On April 15, 2015, the General Meeting of Shareholders approved the dividend over 2014 of €0.48 per common share (€396 million in the aggregate). This dividend was paid on April 30, 2015.

Share buyback

On February 26, 2015, Ahold announced its decision to return €500 million to its shareholders by way of a share buyback program, to be completed over a 12-month period. Under this program, 8,795,407 of the Company’s own shares were repurchased and delivered in the first half of 2015. Shares were repurchased at an average price of €18.32 per share for a total amount of €161 million. As a result of the announcement that Ahold will merge with Delhaize (see Note 12), the share buyback program has been terminated.

On July 7, 2015, Ahold cancelled 60,000,000 shares purchased in this and prior share buyback programs.

The number of outstanding common shares as of July 12, 2015, was 818,047,344 (December 28, 2014: 822,597,462). The decrease is the net effect of the share buyback and the re-issuance of treasury shares for the delivery of the shares vested under the Global Reward Opportunity program.

9. Cash flow

The following table presents the reconciliation between the statement of cash flows and the cash and cash equivalents as presented on the balance sheet:

€ million	HY 2015	HY 2014

Cash and cash equivalents at the beginning of the year	1,624	2,496

Restricted cash	(9)	(4)

Cash and cash equivalents related to discontinued operations	—	5
Cash and cash equivalents at the beginning of the year, excluding restricted cash and including cash and cash equivalents related to discontinued operations	1,615	2,497

Net cash from operating, investing and financing activities	(257)	(991)

Effect of exchange rate differences on cash and cash equivalents	102	9

Restricted cash	7	4
Cash and cash equivalents of continuing operations at the end of the quarter	1,467	1,519

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10. Financial instruments

Fair values of financial instruments

The following table presents the fair values of financial instruments, based on Ahold’s categories of financial instruments, including current portions, compared to the carrying amounts at which these instruments are included on the balance sheet:

	July 12, 2015		December 28, 2014
€ million	Carrying amount	Fair value	Carrying amount	Fair value

Loans receivable	45	53	42	50

Trade and other (non) current receivables	711	711	731	731

Reinsurance assets	197	197	177	177
Total loans and receivables	953	961	950	958

Cash and cash equivalents	1,467	1,467	1,624	1,624

Short-term deposits and similar instruments	430	430	262	262

Derivatives	332	332	311	311

Available for sale	5	5	5	5
Total financial assets	3,187	3,195	3,152	3,160

	July 12, 2015		December 28, 2014
€ million	Carrying amount	Fair value	Carrying amount	Fair value

Notes	(1,123)	(1,341)	(1,040)	(1,282)

Other loans	(3)	(3)	(3)	(3)

Financing obligations	(406)	(405)	(387)	(391)

Mortgages payable	(10)	(11)	(10)	(11)

Finance lease liabilities	(1,268)	(1,635)	(1,213)	(1,574)

Cumulative preferred financing shares	(497)	(551)	(497)	(564)

Dividend cumulative preferred financing shares	(12)	(12)	(21)	(21)

Accounts payable	(2,501)	(2,501)	(2,655)	(2,655)

Short-term borrowings	(52)	(52)	(47)	(47)

Interest payable	(15)	(15)	(26)	(26)

Reinsurance liabilities	(218)	(218)	(191)	(191)

Other	(54)	(60)	(43)	(51)
Total non-derivative financial liabilities	(6,159)	(6,804)	(6,133)	(6,816)

Derivatives	(210)	(210)	(251)	(251)
Total financial liabilities	(6,369)	(7,014)	(6,384)	(7,067)

Financial assets and liabilities measured at fair value on the balance sheet

Of Ahold’s categories of financial instruments, only derivatives, assets available for sale and reinsurance assets (liabilities) are measured and recognized on the balance sheet at fair value. These fair value measurements are categorized within Level 2 of the fair value hierarchy. The Company uses inputs other than quoted prices that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices). The fair value of derivative instruments is measured by using either a market or income approach (mainly present value techniques). Foreign currency forward contracts are measured using quoted forward exchange rates and yield curves derived from quoted interest rates that match the maturity of the contracts. Interest rate swaps are measured at the present value of expected future cash flows. Expected future cash flows are discounted by using the applicable yield curves derived from quoted interest rates.

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Summary financial statements

The valuation of Ahold’s derivative instruments is adjusted for the credit risk of the counterparty, called Credit Valuation Adjustment (“CVA”), and for the reporting entity’s own credit risk, called Debit Valuation Adjustment (“DVA”). The CVA / DVA calculations have been added to the risk-free fair value of Ahold’s interest and cross-currency swaps. The valuation technique for the CVA / DVA calculation is based on relevant observable market inputs.

The carrying amount of receivables, cash and cash equivalents, accounts payable, short-term deposits and similar instruments, and other current financial assets and liabilities approximate their fair values because of the short-term nature of these instruments and, for receivables, because of the fact that any recoverability loss is reflected in an impairment loss. The fair values of quoted borrowings are based on ask-market quoted prices at the end of the reporting period. The fair value of other non-derivative financial assets and liabilities that are not traded in an active market are estimated using discounted cash flow analyses based on prevailing market rates. The fair value calculation method and the conditions for redemption and conversion of the cumulative preferred financing shares are disclosed in Note 22 of Ahold’s Annual Report 2014. The accrued interest is included in other current financial liabilities and not in the carrying amounts of non-derivative financial assets and liabilities.

11. Commitments and contingencies

A comprehensive overview of commitments and contingencies as of December 28, 2014, was included in Note 34 of Ahold’s 2014 consolidated financial statements, which were published as part of Ahold’s Annual Report 2014 on February 26, 2015. There were no significant changes to this overview through Q2 2015.

12. Merger with Delhaize

On June 24, 2015, Ahold and Delhaize announced their intention to merge their businesses through a merger of equals. As a result of this announcement, Ahold has terminated its ongoing share buyback program and €1 billion will be returned to Ahold shareholders via a capital return and a reverse stock split prior to completion of the merger. Delhaize shareholders will receive 4.75 Ahold ordinary shares for each Delhaize ordinary share. Upon completion, Ahold shareholders will own approximately 61% of the combined company’s equity and Delhaize shareholders will own approximately 39%. The transaction is expected to be completed mid-2016, following regulatory clearances, associate consultation procedures and shareholder approval.

13. Subsequent events

On July 20, 2015, Ahold announced that it had entered into an agreement with The Great Atlantic & Pacific Tea Company to acquire 25 A&P stores in Greater New York for $146 million. The agreement is subject to further terms and conditions and to court approval in A&P’s bankruptcy case filed on July 19, 2015, which include the potential of a subsequent auction under which other higher bid or bids could be received and accepted by A&P for these stores. The agreement is also conditioned on regulatory requirements, including expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The purchase is currently expected to close within the second half of 2015.

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Other information

Other financial and operating information

Net sales per channel

€ million	Q2 2015	Q2 2014	% change	% change constant rates	HY 2015	HY 2014	% change	% change constant rates

Online sales[1]	352	273	28.9%	19.7%	800	635	26.0%	16.4%

Store sales[2]	8,336	7,147	16.6%	2.5%	19,177	16,606	15.5%	1.6%
Total net sales	8,688	7,420	17.1%	3.1%	19,977	17,241	15.9%	2.1%

1.	Total net consumer online sales increased 32.3% in the second quarter to €385 million (HY 2015: increased 28.3% to €867 million). Net consumer online sales is a non-GAAP measure. See section Use of non-GAAP financial measures for more information on the use of non-GAAP measures.
2.	Store sales also includes sales under franchise agreements and other sales to third parties.

Underlying operating income1

Underlying operating income per segment is as follows:

€ million	Underlying operating income Q2 2015	Impairments	Gains on the sale of assets	Restructuring and related charges	Operating income Q2 2015

Ahold USA	212	(3)	4	(18)	195

The Netherlands	130	—	3	(1)	132

Czech Republic	4	—	—	(4)	—

Corporate Center	(15)	—	—	(11)	(26)
Ahold Group	331	(3)	7	(34)	301

1	Underlying operating income is a non-GAAP measure. See section Use of non-GAAP financial measures for more information on the use of non-GAAP measures.

Underlying operating income in local currency for Q2 2015 is $236 million for Ahold USA and CZK 113 million for Czech Republic.

€ million	Underlying operating income Q2 2014	Impairments	Gains on the sale of assets	Restructuring and related charges	Operating income Q2 2014

Ahold USA	162	(2)	—	—	160

The Netherlands	134	(3)	6	(18)	119

Czech Republic	6	—	—	—	6

Corporate Center	(14)	—	—	(11)	(25)
Ahold Group	288	(5)	6	(29)	260

Underlying operating income in local currency for Q2 2014 is $221 million for Ahold USA and CZK 166 million for Czech Republic.

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Other information

(€ million)	Underlying operating income HY 2015	Impairments	Gains on the sale of assets	Restructuring and related charges	Operating income HY 2015

Ahold USA	469	(8)	4	(32)	433

The Netherlands	296	(9)	5	(1)	291

Czech Republic	6	—	—	(16)	(10)

Corporate Center	(50)	—	—	(17)	(67)
Ahold Group	721	(17)	9	(66)	647

Underlying operating income in local currency for half year 2015 is $524 million for Ahold USA and CZK 172 million for Czech Republic.

(€ million)	Underlying operating income HY 2014	Impairments	Gains on the sale of assets	Restructuring and related charges	Operating income HY 2014

Ahold USA	389	(4)	1	(2)	384

The Netherlands	312	(5)	6	(19)	294

Czech Republic	15	—	—	—	15

Corporate Center	(36)	—	—	(17)	(53)
Ahold Group	680	(9)	7	(38)	640

Underlying operating income in local currency for half year 2014 is $533 million for Ahold USA and CZK 400 million for Czech Republic.

EBITDA1

€ million	EBITDA Q2 2015	Depreciation and amortization	Operating income Q2 2015	EBITDA Q2 2014	Depreciation and amortization	Operating income Q2 2014

Ahold USA	348	(153)	195	284	(124)	160

The Netherlands	193	(61)	132	179	(60)	119

Czech Republic	13	(13)	—	13	(7)	6

Corporate Center	(25)	(1)	(26)	(24)	(1)	(25)
Total by segment	529	(228)	301	452	(192)	260

Share in income of joint ventures	4			3

Income (loss) from discontinued operations	—			(11)
Total EBITDA	533			444

1	EBITDA is a non-GAAP measure. See section Use of non-GAAP financial measures for more information on the use of non-GAAP measures.

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Other information

(€ million)	EBITDA HY 2015	Depreciation and amortization	Operating income HY 2015	EBITDA HY 2014	Depreciation and amortization	Operating income HY 2014

Ahold USA	791	(358)	433	671	(287)	384

The Netherlands	435	(144)	291	430	(136)	294

Czech Republic	19	(29)	(10)	33	(18)	15

Corporate Center	(65)	(2)	(67)	(52)	(1)	(53)
Total by segment	1,180	(533)	647	1,082	(442)	640

Share in income of joint ventures	6			6

Income (loss) from discontinued operations	2			(196)
Total EBITDA	1,188			892

Free cash flow1

€ million	Q2 2015	Q2 2014	HY 2015	HY 2014

Operating cash flows from continuing operations before changes in working capital and income taxes paid	534	468	1,203	1,072

Changes in working capital	59	(142)	(157)	(102)

Income taxes paid - net	(33)	(93)	(56)	(216)

Purchase of non-current assets	(140)	(131)	(345)	(319)

Divestments of assets / disposal groups held for sale	17	33	26	41

Dividends received from joint ventures	13	13	15	14

Interest received	—	1	2	4

Interest paid	(83)	(79)	(135)	(122)
Free cash flow	367	70	553	372

1	Free cash flow is a non-GAAP measure. See section Use of non-GAAP financial measures for more information on the use of non-GAAP measures.

Net debt1

€ million	July 12, 2015	April 19, 2015	December 28, 2014

Loans	1,510	1,557	1,410

Finance lease liabilities	1,171	1,232	1,125

Cumulative preferred financing shares	497	497	497
Non-current portion of long-term debt	3,178	3,286	3,032

Short-term borrowings and current portion of long-term debt	182	183	165
Gross debt	3,360	3,469	3,197

Less: Cash, cash equivalents, and short-term deposits and similar instruments [2,3]	1,897	2,115	1,886
Net debt	1,463	1,354	1,311

1	Net debt is a non-GAAP measure. See section Use of non-GAAP financial measures for more information on the use of non-GAAP measures.
2	Short-term deposits and similar instruments include investments with a maturity of between three and 12 months. The balance of these instruments at July 12, 2015, was €430 million (April 19, 2015: €480 million, December 28, 2014: €262 million) and is presented within Other current financial assets in the consolidated balance sheet.
3	Book overdrafts, representing the excess of total issued checks over available cash balances within the Group cash concentration structure, are classified in accounts payable and do not form part of net debt. These balances amounted to €135 million, €143 million and €184 million as of July 12, 2015, April 19, 2015, and December 28, 2014, respectively.

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Other information

Store portfolio (including franchise stores)

	End of 2014	Opened / acquired	Closed / sold	End of Q2 2015	End of Q2 2014

Ahold USA	768	—	(4)	764	766

The Netherlands[1]	2,105	44	(27)	2,122	2,072

Czech Republic	333	3	(1)	335	283
Total	3,206	47	(32)	3,221	3,121

1	The number of stores at the end of Q2 2015 includes 1,137 specialty stores (Etos and Gall & Gall) (Q2 2014: 1,125). During HY 2015, 15 C1000 stores were converted to the Albert Heijn banner.

Use of non-GAAP financial measures

This interim report includes non-GAAP financial measures. The descriptions of these non-GAAP financial measures are included on page 37 of Ahold’s Annual Report 2014, with the exception of EBITDA, which is defined below.

Earnings before interest, taxes, depreciation and amortization, or EBITDA, is net income before net financial expense, income taxes, depreciation and amortization. However, EBITDA does not exclude impairments. EBITDA allows investors to analyze the profitability between companies and industries by eliminating the effects of financing (i.e., net financial expense) and capital investments (i.e., depreciation and amortization).

Financial calendar

Ahold’s financial year consists of 52 or 53 weeks and ends on the Sunday nearest to December 31.

Ahold’s 2015 financial year consists of 53 weeks and ends on January 3, 2016. The quarters in 2015 are:

First quarter (16 weeks)	December 29, 2014, through April 19, 2015
Second quarter (12 weeks)	April 20 through July 12, 2015
Third quarter (12 weeks)	July 13 through October 4, 2015
Fourth quarter (13 weeks)	October 5, 2015, through January 3, 2016

2015/16

Legal notices

No offer or solicitation

This communication is being made in connection with, amongst others, the proposed business combination transaction between Koninklijke Ahold N.V. also known as Royal Ahold (“Ahold”) and Delhaize Group (“Delhaize”). This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable Dutch, Belgian and other European regulations. This communication is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication or distribution would be unlawful.

Important additional information will be filed with the SEC

In connection with the proposed transaction, Ahold will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that will include a prospectus. The prospectus will be mailed to the holders of American Depositary Shares of Delhaize and holders of ordinary shares of Delhaize (other than holders of ordinary shares of Delhaize that are non-U.S. persons (as defined in the applicable rules of the SEC). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AHOLD, DELHAIZE, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the prospectus and other documents filed with the SEC by Ahold and Delhaize through the website maintained

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Other information

by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the prospectus and other documents filed by Ahold with the SEC by contacting Ahold Investor Relations at investor.relations@ahold.com or by calling +31 88 659 5213, and will be able to obtain free copies of the prospectus and other documents filed by Delhaize by contacting Investor Relations Delhaize Group at Investor@delhaizegroup.com or by calling +32 2 412 2151.

Forward-looking statements

This communication contains forward-looking statements, which do not refer to historical facts but refer to expectations based on management’s current views and assumptions and involve known and unknown risks and uncertainties and other factors that could cause actual results, performance, or events to differ materially from those included in such statements. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Ahold, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. Many of these risks and uncertainties relate to factors that are beyond Ahold’s control. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: the occurrence of any change, event or development that could give rise to the termination of the merger agreement; the ability to obtain the approval of the transaction by Ahold’s and Delhaize’s shareholders; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; failure to satisfy other closing conditions with respect to the transaction on the proposed terms and time frame; the possibility that the transaction does not close when expected or at all; the risks that the new businesses will not be integrated successfully or promptly or that the combined company will not realize the expected benefits from the transaction; Ahold’s ability to successfully implement and complete its plans and strategies and to meet its targets; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the benefits from Ahold’s plans and strategies being less than anticipated; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the effect of the announcement or completion of the proposed transaction on the ability of Ahold to retain customers and retain and attract employees who are integral to the success of the business; maintain relationships with suppliers, and on their operating results and businesses generally; litigation relating to the transaction; the effect of general economic or political conditions; fluctuations in exchange rates or interest rates; increases or changes in competition; changes in Ahold’s liquidity needs; the actions of competitors and third parties business and IT continuity; collective bargaining; distinctiveness; competitive advantage and economic condition; information security; legislative and regulatory environment and litigation risks; product safety; pension plan funding; strategic projects; responsible retailing; insurance and unforeseen tax liabilities and other factors discussed in Ahold’s public filings and other disclosures.

Furthermore, this communication contains Ahold forward-looking statements as to continued focus on customer proposition and the implementation of Ahold’s program to provide better quality and value to its customers, outlook for the business, delivery of a full-year performance in line with expectations, acquisition by Stop & Shop New York Metro of A&P stores, investments in online business, higher pension costs, margin dilution by the SPAR acquisition in the Czech Republic, financial and operational performance, cost savings and cost control, the effect of improvements in accounting standards on the consolidated financial statements of Ahold and the return of former C1000 stores by Ahold to Jumbo.

The foregoing list of factors is not exhaustive. Investors and shareholders are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Ahold does not assume any obligation to update any public information or forward-looking statements in this communication to reflect subsequent events or circumstances, except as may be required by applicable laws.

Outside the Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of “Royal Ahold” or simply “Ahold.”

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